UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 24, 2023

ARES ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39972	98-1538872
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor

New York, NY 10167

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 201-4100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On July 24, 2023, Ares Acquisition Corporation filed a Current Report on Form 8-K dated July 24, 2023 (the “Original 8-K”) with the Securities and Exchange Commission. This current report on Form 8-K/A (the “Amendment”) is being filed solely because an incorrect version of the Amended and Restated Promissory Note was inadvertently filed as Exhibit 10.1 to the Original 8-K. The correct Amended and Restated Promissory Note is filed as Exhibit 10.1 hereto and supersedes and replaces in its entirety the Amended and Restated Promissory Note filed as Exhibit 10.1 to the Original 8-K.

This Amendment contains only the Cover Page to this Form 8-K/A, this Explanatory Note, Item 9.01, the Signature Page and the correct Exhibit 10.1.

This Amendment speaks as of the original filing date of the Original 8-K and does not modify or update in any way disclosures made in the Original 8-K other than to correct the exhibit.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Title

10.1	Amended and Restated Promissory Note, dated as of July 24, 2023, by and between Ares Acquisition Corporation and Ares Acquisition Holdings LP.

104	Cover Page Interactive Data File.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2023	Ares Acquisition Corporation

	By:	/s/ Anton Feingold
	Name:	Anton Feingold
	Title:	Secretary

Exhibit 10.1

Execution Version

THIS AMENDED AND RESTATED PROMISSORY NOTE (THIS “NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”),. OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE. THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

ARES ACQUISITION CORPORATION

AMENDED AND RESTATED PROMISSORY NOTE

Principal Amount: Up to $10,800,000.00	As of July 24, 2023

Ares Acquisition Corporation (the “Maker”), promises to pay to the order of Ares Acquisition Holdings LP or its successors or assigns (the “Holder”), the unpaid Principal Amount (as defined herein) of up to Ten Million Eight Hundred Thousand Dollars ($10,800,000.00) in lawful money of the United States of America, on the terms and conditions described below (this “Note”).

This Note amends and restates the Promissory Note, dated as of January 26, 2023 (the “Original Promissory Note”), in the principal sum of Seven Million Two Hundred Thousand Dollars ($7,200,000.00) previously issued by Maker to Holder but does not constitute a novation or extinguishment of the debt represented by the Original Promissory Note.

1.    Principal. The entire unpaid principal balance under this Note shall be due and payable in full (unless otherwise satisfied, in the case of clauses (i) and (iii)) on the earlier of: (i) the date by which the Maker has to complete its initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (the “Business Combination”) pursuant to the Maker’s amended and restated memorandum and articles of association (as may be amended from time to time) (the “Articles of Association”), (ii) immediately upon the consummation of the Business Combination and (iii) if the Business Combination is not consummated, the date of the termination, dissolution or winding up of the Maker as determined in the sole discretion of the Maker’s board of directors (such earlier date of (i), (ii) and (iii), the “Maturity Date”), unless accelerated upon the occurrence of an Event of Default (as defined below). Any outstanding unpaid Principal Amount under this Note may be prepaid at any time by the Maker, at its election and without penalty. Under no circumstances shall any individual, including, but not limited to, any officer, director, employee or shareholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2.    Interest. No interest shall accrue on the unpaid Principal Amount of this Note.

3.    Drawdowns; Register. Beginning on February 3, 2023, and thereafter on the first day of each month until the Maturity Date (or if such first day is not a business day, on the business day immediately preceding such first day), the Holder shall advance directly to the Maker’s Trust Account (as defined in the Articles of Association) $0.03 for each outstanding Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”), with each such monthly advance not exceeding $1,200,000.00 (each, a “First Advance”). Notwithstanding the foregoing, if the proposal to amend the Articles of Association to extend the date by which the Maker has to consummate a Business Combination from August 4, 2023 to November 6, 2023 is approved by the Maker’s shareholders, then in lieu of the Holder making a $1,200,000 advance on August 1, 2023 and any subsequent advance required by the previous sentence, beginning on August 2, 2023, and thereafter on the first day of each month until the Maturity Date (or if such first day is not a business day, on the business day immediately preceding such first day), the Holder shall advance directly to the Maker’s Trust Account (as defined in the Articles of Association) $0.0255 for each Class A ordinary share (each, a “Second Advance” and the sum of all First Advances and Second Advances, the “Principal Amount”) outstanding as of the applicable monthly advance date. The Maker shall maintain a register reflecting each Advance and any prepayment of all or a portion of the Principal Amount outstanding under this Note for purposes of recording the aggregate unpaid Principal Amount of this Note outstanding at any time.

4.    Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorneys’ fees, then to the payment in full of any late charges and finally to the reduction of the unpaid Principal Amount of this Note.

5.    Events of Default. The following shall constitute Events of Default:

(a)    Failure to Make Required Payments. Failure by the Maker to pay the unpaid Principal Amount due pursuant to this Note on the Maturity Date.

(b)    Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under the Federal Bankruptcy Code, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c)    Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under the Federal Bankruptcy Code, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

6.    Remedies.

(a)    Upon the occurrence of an Event of Default specified in Section 5(a), the Holder may, by written notice to the Maker, declare this Note to be due and payable, whereupon the unpaid Principal Amount of this Note, and all other amounts payable thereunder, shall become immediately due and payable (unless otherwise satisfied) without presentment, demand, protest or other notice of any kind, all of which are expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b)    Upon the occurrence of an Event of Default specified in Sections 5(b) and 5(c), the unpaid Principal Amount of, and all other sums payable with regard to, this Note shall automatically and immediately become due and payable, in all cases without any action on the part of the Holder.

7.    Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to this Note, all errors, defects and imperfections in any proceedings instituted by Holder under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Holder.

8.    Unconditional Liability. The Maker waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Holder, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, and agree that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to them or affecting their liability hereunder.

9.    Notices. Any notice called for hereunder shall be deemed properly given if (i) sent by certified mail, return receipt requested, (ii) personally delivered, (iii) dispatched by any form of private or governmental express mail or delivery service providing receipted delivery, (iv) sent by telefacsimile or (v) sent by e-mail, to the following addresses or to such other address as either party may designate by notice in accordance with this Section:

If to the Maker:

Ares Acquisition Corporation

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, New York 10167

If to the Holder:

Ares Acquisition Holdings LP c/o Ares Management LLC 245 Park Avenue, 44th Floor New York, New York 10167

Notice shall be deemed given on the earlier of (i) actual receipt by the receiving party, (ii) the date shown on a telefacsimile transmission confirmation, (iii) the date on which an e-mail transmission was received by the receiving party’s on-line access provider, (iv) the date reflected on a signed delivery receipt and (v) two business days following tender of delivery or dispatch by express mail or delivery service.

10.    Trust Waiver. Notwithstanding anything in this Note to the contrary, the Holder waives any and all right, title,

interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account established in which proceeds of the Maker’s initial public offering of securities (“IPO”) (including the deferred underwriters discounts and commissions) and proceeds of the sale of the warrants issued in a private placement which occurred in connection with the consummation of the IPO are deposited, as described in greater detail in the registration statement and prospectus filed with the Securities and Exchange Commission in connection with the IPO, and agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the trust account for any reason whatsoever.

11.    Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

12.    Severability. Any provision contained in this Note that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.    Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Holder.

14.    Assignment; Successors and Assigns. No assignment or transfer of this Note or any rights or obligations hereunder may be made by either party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void. This Note shall be binding upon and benefit the permitted successors and permitted assigns of a party hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Maker, intending to be legally bound, has caused this Note to be duly executed by its Chief Executive Officer the day and year first above written.

Ares Acquisition Corporation

By:	/s/ David B. Kaplan
Name: David B. Kaplan
Title: Chief Executive Officer and Co-Chairman

Acknowledged and agreed (and intending to be legally bound with respect to Section 3 hereof) as of the day and year first above written:

ARES ACQUISITION HOLDINGS LP

By:	/s/ Peter Ogilvie
Name: Peter Ogilvie
Title: Chief Executive Officer